TOTAL NUMBER OF SEQUENTIAL PAGES 7
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                    EXHIBIT INDEX ON SEQUENTIAL PAGE NUMBER 5
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                                                              File No: 333-10702




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

           Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
                 15d-16 of the Securities Exchange Act of 1934

                                February 2, 2004.

                             COCA-COLA EMBONOR S.A.
                              ---------------------
                 (translation of registrant's name into English)

                         Avenida Apoquindo 3721, Piso 10
                           Las Condes, Santiago, Chile
                           ---------------------------
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or 40-F:

                           Form 20-F x - Form 40-F
                                     --            ----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b)
                   under the Securities Exchange Act of 1934:

                                   Yes   No x
                                      -     -


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ITEM 1.   Filing of Letters with the Superintendencia de Valores y Seguros of
          Chile.

          The Registrant sent letters to the Superintendencia on February 2, 2004 and February 5, 2004. Registrant has caused an English translation of such letters to be prepared, copies of which are annexed hereto as Exhibits 99.1 and 99.2.




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



ITEM 2.         Exhibits

  Exhibit
   Number                               Description

    99.1 Letter to the Superintendencia de Valores y Seguros, dated February 2, 2004

    99.2 Letter to the Superintendencia de Valores y Seguros, dated February 5, 2004




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




SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             COCA-COLA EMBONOR S.A.
                                  (Registrant)


Date: February 11, 2004.

                                                /s/ Roger Ford
                                                ------------------------------
                                                Roger Ford
                                                Chief Financial Officer



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


                                    Exhibits

  Exhibit
   Number                               Description

    99.1 Letter to the Superintendencia de Valores y Seguros, dated February 2, 2004

    99.2 Letter to the Superintendencia de Valores y Seguros, dated February 5, 2004





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